Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Alcon, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-86882, 333-100746, 333-111145, 333-162736, and 333-162738) on Form S-8 of Alcon, Inc. of our reports dated February 1, 2011, with respect to the consolidated balance sheets of Alcon, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the Form 6-K of Alcon, Inc.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011